Bio-En Holdings Corp.

56 Main Street

Monsey, New York 10952

(845) 364-7151

October 21, 2014

Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bio-En Holdings Corp.

Current Report on Form 8-K

Filed September 11, 2014

File No. 333-186629

Dear Mr. Schwall:

Bio-En Holdings Corp. (“BHC”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2014 (“September Letter”), regarding the above referenced filing. As requested in the September Letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Current Report on Form 8-K Filed September 11, 2014

General

1.	With your next amendment, please ensure that you provide a working phone number for your principal executive offices on the cover of your filing. Additionally, please sequentially number all of the pages in your filing. Finally, define at the place of first usage all acronyms or abbreviations, such as “EPC” and “OPEX,” and any industry term, such as “negative cost sourcing” and “green field.”

Response: We hereby advise the Staff that we have provided a working phone number for our principal executive office and sequentially numbered all of the pages in our filing. We have also defined all acronyms and abbreviations at the place of first usage.

Item 7. Certain Relationships and Related Transactions

2.	We note that Serena B. Potash signed the Share Exchange/Merger Agreement, filed at Exhibit 2.1, as the President of both Bio-En Holdings Corp. and Bio-En Corp. In accordance with Item 404(d) of Regulation S-K, please disclose her affiliation with Bio-En Corp. and provide any other information regarding the merger transaction or Ms. Potash in the context of the transaction that is material to investors in light of the circumstances of the particular transaction. Please also provide such information for any of your other named executive officers, if applicable.

Response: In response to the Staff’s comment, we have revised the Certain Relationships and Related Transactions to include that, on September 10, 2014, Bio-En Holdings Corp. closed on a merger and share exchange agreement, dated August 21, 2014, by and among (i) the Company, (ii) Bio-En Corp., a Delaware corporation (“Bio-En”), and (iii) Serena B. Potash. Ms. Potash is an officer and director of BHC. Prior to the merger, Ms. Potash, a then officer and director, was the majority shareholder of BHC. Prior to the Merger, Ms. Potash was also an officer, sole director, and a shareholder of Bio-En. Pursuant to the Merger Agreement, Bio-En merged with and into BHC, with BHC to continue as the surviving corporation in the Merger, and BHC succeeding to and assuming all the rights, assets, liabilities, debts, and obligations of Bio-En. Ms. Potash continues to be an officer, director, and shareholder of BHC.

Item 9.01 Financial Statements and Exhibits

3.

Please ensure that you file all material contracts required by Item 601(b)(10) of Regulation S-K. For example, in your “Business Overview,” we note your reference to an “agreement with Applied Biofuels (Malta) Limited whereby all assets of Applied Biofuels (Malta) Limited shall be transferred to a new subsidiary” of the company. In this same sub-section, we also note that you have “planned, designed, engineered and prepared agreements to build and operate a facility using Gravity Pressure Vessel Technology in Weak Acid Hydrolysis to convert Biomass to Ethanol.”

Response: We respectfully advise the Staff that while the Company intends to enter into an agreement with Applied Biofuels (Malta) Limited, no such formal agreement has been executed as of the date of our Form 8-K. Nor have we finalized or entered into any agreements to build and operate the facility. In both instances, we have revised our disclosure to clarify that the Company is in the process of preparing and finalizing such agreements.

4.	In accordance with Article 11 of Regulation S-X, please file pro forma financial statements reflecting the September 10, 2014 merger of Bio-En Holdings Corp. and Bio-En Corp.

Response: The pro forma financial statements reflecting the September 10, 2014 merger of Bio-En Holdings Corp. and Bio-En Corp. have been filed as Exhibit 99.2 of our Form 8-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

Bio-En Holdings Corp.

/s/ Serena B. Potash
Serena B. Potash
President